EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Bank plc together with its subsidiaries (the Group) on a consolidated basis as at 31 December 2024. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Dec 2024 £m

Equity
Ordinary shareholders’ equity	33,975
Other equity instruments	5,692
Non-controlling interests	80
Total equity	39,747

Indebtedness
Subordinated liabilities	7,211
Debt securities
Debt securities in issue at amortised cost	45,281
Liabilities designated at fair value through profit or loss	4,630
Total debt securities	49,911
Total indebtedness	57,122

Total capitalisation and indebtedness	96,869
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2024, all indebtedness was unsecured except for £17.0 billion of securitisation notes and covered bonds and £1.0 billion of debt securities issued by the Group’s asset-backed conduits.
On 3 February 2025, the Group redeemed CAD 500 million of debt securities. There have been no issuances of debt securities since 31 December 2024.
On 27 February 2024, the Group issued GBP 750 million of Additional Tier 1 securities to Lloyds Banking Group plc, accounted for as other equity instruments. There have been no redemptions of other equity instruments since 31 December 2024.
There have been no issuances or redemptions of subordinated liabilities since 31 December 2024.
There has been no material change in the information set forth in the table above since 31 December 2024.